Exhibit 99.1

HAFNIA’S Q2 2026 FINANCIAL RESULTS PRESENTATION TO BE HELD ON 28 AUGUST 2026

Singapore, 21 August 2026

Hafnia Limited (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code “HAFN”) will release its Q2 2026 results at approximately 07:30 CET on the 28th of August 2026. In connection with this release, Hafnia will hold an online investor presentation with Mikael Skov (CEO), Perry van Echtelt (CFO), Søren Skibdal Winther (VP), and Thomas Andersen (EVP).

The details are as follows:

Date: Friday, 28 August 2026

Location	Local Time
Oslo, Norway	14:30 CET
New York, U.S.A	08:30 EST
Singapore	20:30 SGT

The financial results presentations will be available via live video webcast via the following link:
Click here to join Hafnia's Investor Presentation on 28 August 2026

Meeting ID: 380 648 822 630 727

Passcode: 3uE2AS3K
Download Teams | Join on the web
Dial in by phone: +45  32 72 66 19,,202970533# Denmark, All locations
Find a local number
Phone conference ID: 202 970 533#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 180 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.